UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               EQUITY OIL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   294749-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)
           Asher B. Edelman                         Todd J. Emmerman, Esq.
           717 Fifth Avenue                         c/o Rosenman & Colin LLP
           New York, New York  10022                575 Madison Avenue
           (212) 371-7711                           New York, New York  10022
                                                    (212) 940-8873

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294749-10-6             SCHEDULE 13D                Page 2 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            310,950 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        310,950 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      310,950 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6             SCHEDULE 13D                Page 3 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            421,600 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        421,600 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      421,600 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6             SCHEDULE 13D                Page 4 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            69,250 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        69,250 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      69,250 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6            SCHEDULE 13D                 Page 5 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman & Associates LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            490,850 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Fund, Ltd. and shares owned by Wimbledon Edelman
    EACH                Select Opportunities Hedged Fund, Ltd.)
  REPORTING             --------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH

                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        490,850 Shares (comprised of shares owned by Edelman Value Fund, Ltd. and shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      490,850 Shares (comprised of shares owned by Edelman Value Fund, Ltd. and shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.88%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6            SCHEDULE 13D                 Page 6 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            310,950 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        310,950 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      310,950 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6            SCHEDULE 13D                 Page 7 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            801,800 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P., shares owned by Edelman Value
    EACH                Fund, Ltd. and shares owned by Wimbledon Edelman Select
  REPORTING             Opportunities Hedged Fund, Ltd.)
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        801,800 Shares (comprised of shares owned by Edelman Value Partners, L.P., shares owned by Edelman Value Fund, Ltd. and shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      801,800 Shares (comprised of shares owned by Edelman Value Partners, L.P., shares owned by Edelman Value Fund, Ltd. and shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.34%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6            SCHEDULE 13D                 Page 8 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wimbledon Fund, Ltd., Edelman Select Opportunities Hedged Class Shares
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            69,250 Shares (comprised of shares owned by Wimbledon
  OWNED BY              Edelman Select Opportunities Hedged Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        69,250 Shares (comprised of shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      69,250 Shares (comprised of shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6            SCHEDULE 13D                 Page 9 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Weston Capital Management LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            69,250 Shares (comprised of shares owned by Wimbledon
  OWNED BY              Edelman Select Opportunities Hedged Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        69,250 Shares (comprised of shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      69,250 Shares (comprised of shares owned by Wimbledon Edelman Select Opportunities Hedged Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock") of Equity Oil Company (the "Company"), a company organized and existing under the laws of the State of Colorado. The address of the Company's principal executive offices is 10 West Third South, Salt Lake City, Utah 84101.

Item 2.     Identity and Background

            (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), with respect to the shares owned by it, (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), with respect to the shares owned by it, (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), as the sole general partner of Edelman Value Partners, with respect to the shares owned by Edelman Value Partners, (iv) Wimbledon Edelman Select Opportunities Hedged Fund, Ltd., a Bahamian corporation ("Wimbledon"), with respect to the shares owned by it, (v) Weston Capital Management LLC, a Connecticut limited liability company ("Weston") as Portfolio Manager of Wimbledon, with respect to the shares owned by Wimbledon, (vi) Wimbledon Fund Ltd., Edelman Select Opportunities Hedged Class Shares, a Bahamian corporation ("Select"), the 100% owner of Wimbledon, with respect to the shares owned by Wimbledon, (vi) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), as Investment Manager for Edelman Value Fund and as Trading Advisor of Wimbledon, with respect to the shares owned by Edelman Value Fund and Wimbledon, and (viii) Asher B. Edelman, as Managing Member for Edelman Associates and as president and sole Director of Edelman Management, with respect to the shares owned by Edelman Value Fund, Edelman Value Partners and Wimbledon (Asher B. Edelman, Edelman Value Partners, Edelman Value Fund, Edelman Associates, Wimbledon, Select, Weston and Edelman Management are hereinafter collectively referred to as the "Reporting Persons"). The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

            The sole general partner of Edelman Value Partners is Edelman Management. The directors of Edelman Value Fund are Didier M.M. Ruffat and Jean de Menton. The Investment Manager of Edelman Value Fund is Edelman Associates. The members of Edelman Associates are Asher B. Edelman, Irving Garfinkel, Gerald
N. Agranoff, Sebastiano Andina and Stephen McAllister. Mr. Edelman is the sole director and President of Edelman Management. Mr. Garfinkel is the Secretary and Treasurer of Edelman Management; Mr. Agranoff is the Vice-President of Edelman Management.

            The directors of Wimbledon and Select are Rhonda McDeigan-Eldridge and Dorothea I. Thompson. The Secretary of Wimbledon and Select is Helen Forbes. The President, Vice President and Assistant Secretary of Wimbledon and Select is Dorothea I. Thompson. The Trading Advisor of Wimbledon is Edelman Associates. The Portfolio Manager of Wimbledon is Weston, which is 50% owned by Brigadier Investments Limited, a Channel Islands corporation ("Brigadier") and 50% owned by Albert Hallac. Wimbledon is wholly-owned by Select. The directors of Brigadier are GCI Management Ltd. and Riverdale Limited, each of which are Channel Island corporations.

            (b) The address of the principal business and principal office of each of Edelman Management, Edelman Value Partners, Irving Garfinkel, Sebastiano Andina and Gerald N.

Agranoff is 717 Fifth Avenue, New York, New York 10022. The principal business address of Edelman Associates is c/o AMS Trust (Luxembourg) S.A., 595 Rue du Neudorf, L-2220, Luxembourg, Luxembourg. The principal business address of Edelman Value Fund is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. Asher B. Edelman maintains business offices in conjunction with the foregoing entities. The principal business address of Stephen McAllister is 19 Rue da la Croix d'Or - 1204, Geneva, Switzerland. The principal business address of each of Wimbledon, Select, Ms. McDeigan-Eldridge, Ms. Forbes and Ms. Thompson is c/o MeesPierson Fund Services (Bahamas) Limited, Montague Sterling Centre, East Bay Street, P.O. Box SS6238, Nassau, Bahamas. The principal business address of each of Weston and Mr. Hallac is 264 Riverside Avenue, Westport, Connecticut, 06880. The principal business address of Brigadier is c/o Riverdale Limited, P.O. Box 124, Mignot Plateau, Cornet Street, St. Peter Port, Guernsey, Channel Islands, GYI4EG.

            (c) The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. The principal business of Edelman Associates is that of an investment manager. Mr. Edelman is principally in the business of investing for profit in securities and various other assets, including through various investment partnerships and other entities. Mr. Edelman also serves on the Boards of Directors of several corporations and acts as an indirect General Partner of Edelman Securities, a registered broker-dealer.

            The principal business of Wimbledon is that of the investment vehicle for Select. The principal business of Weston is that of portfolio manager for various investment funds. The principal business of Brigadier is that of investing for profit. The principal business of Mr. Hallac is that of managing member of Weston. The principal business of Select is that of an investment fund.

            Mr. Garfinkel is principally employed as a member of Edelman Associates.

            Mr. Agranoff is principally employed as a member of Edelman Associates.

            Mr. Andina is principally employed as a member of Edelman
Associates.

            Mr. McAllister is principally employed as a member of Edelman Associates.

            Ms. McDeigan-Eldridge is principally employed as managing director of MeesPierson Fund Services (Bahamas) Limited ("Mees"), an administrator of offshore funds.

            Ms. Thompson and Ms. Forbes are each principally employed as managers of Mees.

            The principal business of each of GCI Management Ltd. and Riverdale Limited is that of an administrator of offshore companies.

            (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Each of Asher B. Edelman, Sebastiano Andina, Stephen McAllister, Irving Garfinkel, and Gerald B. Agranoff is a citizen of the United States. Each of Didier M.M. Ruffat and Jean de Menton is a citizen of France. Each of Rhonda McDeigan-Eldridge, Helen Forbes and Dorothea I. Thompson is a citizen of the Bahamas. Albert Hallac is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used to purchase the shares of Common Stock held by Edelman Value Fund was $1,173,035.27. The source of funds used by Edelman Value Fund to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the shares of Common Stock held by Edelman Value Partners was $756,887.41. The source of funds used by Edelman Value Partners to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the shares of Common Stock held by Wimbledon was $191,140. The source of funds used by Wimbledon to purchase such shares was capital contribution from Select.

            The Reporting Persons may possess portfolios containing securities in addition to those of the Company which portfolio may, from time to time, be held in margin accounts at major domestic brokerage firms which may have debit balances, and which may, from time to time, be subject to security interests in favor of major domestic or international lending institutions to secure working capital advances. Since the portfolio securities include shares other than those of the Company, it is highly impractical to determine the amount, if any, borrowed with respect to the Company's shares held in such general accounts or comprising a portion of such collateral.

Item 4.     Purpose of Transaction.

            The Reporting Persons acquired the shares of Common Stock reported herein as being beneficially owned by them for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons own or hereafter may acquire. Except as otherwise set forth herein, none of the persons or entities named in Item 2 has any plans or proposals which relate to, or could result, in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to periodically evaluate the performance of the Company and of the Company's management as well as market conditions and other factors which the Reporting Persons deem relevant to their investment, and, in connection therewith, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Any change in the plans or proposals of the Reporting Persons would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.

            Further to the foregoing, the Reporting Persons currently intend to seek to meet with the Company's management, and possibly other shareholders of the Company, for the purpose of exploring potential ways of increasing shareholder value. Such discussions could include the consideration of possible transactions that could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 12,643,440 shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the period ended September 30, 2000.

            As of the close of business on February 5, 2001:

                        (i) Edelman Value Partners owns 310,950 shares of Common
            Stock which constitute approximately 2.46% of the shares of Common Stock outstanding;

                        (ii) Edelman Management owns no shares of Common Stock.
            As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 310,950 shares of Common Stock owned by Edelman Value Partners. Such shares of Common Stock constitute approximately 2.46% of the shares of Common Stock outstanding;

                        (iii) Edelman Value Fund owns 421,600 shares of Common
            Stock which constitute approximately 3.33% of the shares of Common Stock outstanding;

                        (iv) Wimbledon owns 69,250 shares of Common Stock which
            constitute approximately 0.55% of the shares of Common Stock outstanding.

                        (v) Select owns no shares of Common Stock. As the 100%
            parent of Wimbledon, Weston may be deemed by the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of the 69,250 shares of Common Stock owned by Wimbledon. Such shares of Common Stock constitute approximately 0.55% of the shares of Common Stock outstanding.

                        (vi) Weston owns no shares of Common Stock. As Portfolio
            Manager of Wimbledon, Weston may be deemed by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 69,250 shares of Common Stock owned by Wimbledon. Such shares of Common Stock constitute approximately 0.55% of the shares of Common Stock outstanding.

                        (vii) Edelman Associates owns no shares of Common Stock.
            As Investment Manager of Edelman Value Fund and Trading Advisor of Wimbledon, Edelman Associates may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 421,600 shares of Common Stock owned by Edelman Value Fund and the 69,250 shares of Common Stock owned by Wimbledon. Such shares of Common Stock constitute approximately 3.88% of the shares of Common Stock outstanding.

                        (viii) Asher B. Edelman owns no shares of Common Stock.
            As (i) the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund and the Trading Advisor of Wimbledon, Mr. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 310,950 shares of Common Stock owned by Edelman Value Partners, the 421,600 shares of Common Stock owned by Edelman Value Fund and the 69,250 shares owned by Wimbledon. Such shares of Common Stock, in the aggregate, constitute approximately 6.34% of the shares of Common Stock outstanding.

            (b) Edelman Value Partners has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

            Edelman Value Fund has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Edelman, as Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund.

            Wimbledon has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Edelman, as Managing Member of Edelman Associates, which is the Trading Advisor of Wimbledon.

            (c) Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by any of the Reporting Persons. All such transactions were effected on the open market.

                                                        Number           Price
                Entity                   Date         Of Shares        Per Share
                ------                   ----         ---------        ---------

        Edelman Value Fund             11/29/00          5,000         $2.3275
        Edelman Value Fund             11/30/00         10,400         $2.3698
        Edelman Value Fund              12/5/00         10,000         $2.55625
        Edelman Value Fund              12/6/00          5,000         $2.36375
        Edelman Value Partners         12/11/00         10,000         $2.4313
        Edelman Value Partners         12/28/00          3,600         $3.015
        Edelman Value Partners         12/29/00         16,100         $3.2755
        Wimbledon                      12/29/00          2,000         $3.2755
        Edelman Value Fund              1/16/01            200         $3.025
        Wimbledon                       1/17/01         10,000         $3.0825
        Edelman Value Fund              1/18/01            100         $3.1125
        Edelman Value Fund              1/19/01         10,000         $3.0725
        Edelman Value Fund              1/23/01          2,500         $3.02
        Edelman Value Fund              1/24/01            100         $3.05
        Edelman Value Fund              1/25/01            400         $3.0375
        Edelman Value Fund              1/26/01          5,100         $3.2873
        Wimbledon                       1/26/01          5,000         $3.2873
        Wimbledon                       1/29/01          3,000         $3.3635
        Edelman Value Fund              1/29/01          9,000         $3.3635
        Edelman Value Fund              1/30/01         66,000         $3.6187
        Edelman Value Fund              1/31/01         63,200         $3.7056
        Wimbledon                       1/31/01         10,000         $3.7056
        Edelman Value Fund              2/1/01           8,500         $3.4221
        Edelman Value Fund              2/2/01           6,500         $3.4192
        Edelman Value Fund              2/5/01           3,600         $3.30

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            Except as otherwise described herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person identified in
Item 2, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2001

                        /s/ Sebastiano Andina
                        --------------------------------------------------------
                        Sebastiano Andina, as attorney-in-fact for each of Asher
                        B. Edelman, Edelman Value Partners, L.P., Edelman Value Fund, Ltd., Wimbledon Edelman Select Opportunities Hedged Fund, Ltd., Weston Capital Management LLC, Wimbledon Fund Ltd., Edelman Select Opportunities Hedged Class Shares, Asher B. Edelman & Associates LLC and A.B. Edelman Management Company, Inc.